Exhibit 99.2

181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD ANNOUNCES LARGE INCREASE IN RESOURCES AT GOLD RIVER TREND, TOTAL OUNCES NEARLY TRIPLE, GRADE DOUBLES

•                      New resource totals 117,400 ounces gold (“Au”) grading 5.29 grams per tonne (“gpt”) in Indicated category and 1,027,800 ounces Au grading 6.06 gpt in Inferred category

•                      New high-grade core at East Deposit between 400 and 800 metre levels, contains 310,900 ounces at average grade of 9.81 gpt, area remains open at depth and along strike

•                      Company’s total resource base on west side of Timmins increased to 1,239,900 ounces grading 5.92 gpt in Indicated category and 1,819,300 ounces grading 5.93 gpt in Inferred category

•                      Potential for additional resources from extensions and new discoveries considered excellent, definition and expansion drilling in progress.

TORONTO, ONTARIO— (Marketwire — February 22, 2012) - Lake Shore Gold Corp. (TSX:LSG)(NYSE Amex:LSG) (“Lake Shore Gold” or the “Company”) today announced an updated National Instrument (“NI”) 43-101 resource estimate for the Company’s Gold River Trend deposits on the west side of Timmins. Resources at the Gold River Trend are contained within two deposits, the East Deposit and West Deposit, both of which are located approximately 4.0 kilometres south of the producing Timmins West Mine shaft. The deposits are contained within a 3.0 km strike length and run along the Gold River Trend, a major alteration and deformation zone lying north of the Destor Porcupine Fault Zone (DPFZ). In combination, the updated resources for both deposits include 117,400 ounces Au (690,000 tonnes grading 5.29 gpt) in the Indicated category and 1,027,800 ounces Au (5,273,000 tonnes at an average grade of 6.06 gpt) in the Inferred category.

With this new resource update for Gold River Trend, the Company’s total resource base on the west side of Timmins stands at 1,240,000 ounces Au (6,515,000 tonnes grading 5.92 gpt) in the Indicated category and 1,819,300 ounces Au (9,545,000 tonnes grading 5.93 gpt) in the Inferred category. A summary of resources at Gold River Trend is shown in Table 1 below. Table 2 summarizes the total resource base at the Company’s Timmins West Complex.

Table 1. Gold River Trend Deposits

Deposit	Category	Tonnes	Capped Grade (gpt (i) Au)	Ounces Au
East	Indicated	597,000	5.42	104,100
	Inferred	4,317,000	6.39	887,400
West	Indicated	93,000	4.44	13,300
	Inferred	955,000	4.57	140,500
Total	Indicated	690,000	5.29	117,400
	Inferred	5,273,000	6.06	1,027,800

(i) Grams per tonne

Note: The resource estimate for the Gold River deposits was estimated using the Inverse Distance to the power 2 (ID2) with all gold assays capped to 50 or 25 gram-metres depending on the zone. An assumed long-term gold price of US$1,200 per ounce was used.  The base case estimate assumes a cut off grade of 2.0 gpt. Sums may not add due to rounding.

Table 2. Timmins West Complex

Deposit	Category	Tonnes	Capped Grade (gpt (i) Au)	Ounces Au
Gold River	Indicated	690,000	5.29	117,400
	Inferred	5,273,000	6.06	1,027,800
Timmins West Mine	Indicated	5,826,000	5.99	1,122,500
	Inferred	4,272,000	5.76	791,500
Total	Indicated	6,515,000	5.92	1,239,900
	Inferred	9,545,000	5.93	1,819,300

(i) Grams per tonne

Note: The resource estimates for the Gold River Trend and Timmins West Mine (Timmins and Thunder Creek deposits) were estimated using an assumed long-term gold price of US$1,200 per ounce. The base case estimates for the Timmins West Mine deposits use a cut off grade of 1.5 gpt and the base case for the Gold River deposits use a 2.0 gpt cutoff grade. The resource estimate for Timmins deposit was estimated using the Inverse Distance to the power 3 (ID3) interpolation method with all gold assays capped to 70 gram-metres for the Ultramafic Zone and 40 gram-metres for the Vein Zones. The resource estimate for the Thunder Creek deposit was estimated using the Inverse Distance to the power 2 (ID2) with all gold assays capped to 75 gram-metres. The Gold River resource was estimated using the Inverse Distance to the power 2 (Id2) with all gold assays capped to 50 or 25 gram-metres depending on the zone. Sums may not add due to rounding.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “We are extremely pleased to be announcing this updated resource estimate for Gold River Trend, which nearly triples the total ounces and doubles the average grade from the previous estimate. With a 3.0 km strike length of the mineralization, the relative shallow depth of the resources and the zones remaining open in all directions, significant opportunity exists to continue to build the resource base along the Gold River Trend. With today’s announcement, we have now added to our portfolio a fifth deposit containing more than a million ounces of gold and the third within our land position on the west side of Timmins.”

The Gold River Trend is located approximately 2.0 kms north of the DPFZ and surrounds an east-west trending, steeply northward dipping contact between volcanic and sedimentary rocks. Mineralization is contained in multiple zones located immediately to the south of the contact and closely associated with quartz-feldspar porphyry dikes, dark grey quartz veining, increased pyrite/arsenopyrite and local visible gold. The presence of a newly recognized mafic volcanic unit which lies on the north side of the Golden River shear zone suggests that the mineralization is coincident with an early thrust fault that introduces possible Tisdale aged volcanic rocks into the Porcupine Basin. This structural setting is similar to the setting in the main Porcupine Camp, which includes the Hoyle Pond New Mine Trend, as well as the Dome Trend, the latter hosting such historic producers as Dome, Paymaster, Preston, Buffalo Ankerite, Aunor and Delnite.

The previous resource at the Gold River Trend was reported in 2002 and included approximately 400,000 ounces grading 3.0 gpt, all in the inferred category.  Approximately two-thirds of the previously reported resource is located in the East Deposit with the remainder in the West Deposit.

The updated resources at Gold River are contained within a 3.0 km strike length of the Gold River Trend with mineralization dipping at approximately 80 degrees to the north. The bulk of the new resources are contained within the East Deposit, which covers a 1.5 km strike length, while the remaining ounces are located in the West Deposit, which is approximately 500 metres to the west. Over 70 percent of total resources are located within 400 metres of surface. Ounces located below 400 metres are concentrated in a high-grade core in the East Deposit located between 400 and 800 metres below surface. The high-grade core includes 986,000 tonnes at an average grade of 9.81 gpt for 310,900 ounces and remains open to depth below 800 metres.

The resource includes 140 holes of new surface drilling, completed by Lake Shore Gold since February 2010 for 55,816 metres. Most of the new holes were focused on the East Deposit area and within 600 metres from surface with limited near surface drilling also being carried out at the West Deposit. Drilling along strike and to depth between the two deposits is very limited and both deposits are considered open.

The updated Gold River resource estimate was calculated using updated geological models from the previous estimate as well as an inverse distance squared interpolation method with all high assay values being capped to 50 gpt or 25 gram-metres depending on the zone. Typical drill spacing for Indicated resources is less than 25 metres and for Inferred resources is less than 50 metres. A total of 15 mineralized zones were identified with over 95% of zones containing over 10 drill intercepts with more than half containing more than 20 intercepts. The average width of mineralization in the resource is 3.5 metres, with the high-grade core below 400 metres at the East Deposit averaging 4.5 to 5.0 metres in width.

As part of the resource evaluation a sensitivity analysis was completed from the base case cut-off grade of 2.0 gpt using various cut off grades between 1.00 and 5.00 gpt. The analysis indicates the robust nature of the overall resource and potential to optimize the mining grade and maximize margins and profitability at increased cut-off grades with little loss of ounces.

Table 3.

Sensitivity Analysis for Gold River Deposits

Cut-Off Grade (gpt)	Tonnes	Grade (gpt)	Ounces Au
1.0	6,987,000	5.32	1,195,500
1.5	6,657,000	5.58	1,178,800
2.0 (Base Case)	5,962,900	5.97	1,145,200
3.0	4,715,000	6.89	1,044,400
5.0	2,458,000	9.60	758,700

Notes:

1.     Grades are capped to 50 or 25 gram-metres depending on the zone.

2.     Sums may not add due to rounding

3.     Tonnages and grades are reported on an unclassified basis for information purposes only.

The base case resource estimate and sensitivity calculations were completed using a number of operating and economic parameters and geological interpretations of the mineralization. Key assumptions include using a minimum mining width of two metres, a gold price of US$1,200 per ounce, US$/C$ exchange rate of 0.93, average production costs of $90.00 per tonne and average processing recoveries of 85%. Further work is required in order to verify the assumptions used and actual results may vary.

Drilling is continuing at the East Deposit with two surface drills doing a combination of infill and expansion drilling. Current plans are to complete a total of 15,000-20,000 metres at the project before the end of 2012.

Qualified Persons

The Company intends to file a Technical Report that is in compliance with the requirements of NI 43-101 within 45 days of the issue of this news release.

The Qualified Person (“QP”) for the updated resource estimate is Bob Kusins, P. Geo, Chief Resource Geologist at Lake Shore Gold Corp. As QP, Mr. Kusins has prepared or supervised the preparation of the scientific or technical information and have verified the data disclosed in this press release. The resource estimate has also been reviewed by Michel Dagbert, P.Eng of SGS Geostat.

About Lake Shore Gold

Lake Shore Gold is a rapidly growing mining company with a vision to become a mid-tier gold producer through the successful exploration, development and operation of its properties in and around the century-old Timmins Gold Camp. The Company is in commercial production at the  Timmins West Mine, comprising the Timmins and Thunder Creek deposits, and is progressing with an underground advanced exploration program at its Bell Creek Mine. Mine production is delivered to the Company’s wholly owned mill (located on the Bell Creek Property east of Timmins) which is operational at a capacity of 2,000 tonnes per day and is currently being expanded to a 3,000 tonne per day with completion targeted for late 2012. The Company continues to invest aggressively in exploration at its multiple properties in and around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE Amex under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company’s expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” or “forward-looking information” within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as “forward-looking statements.” The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company’s most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

There is no guarantee that resources reported in this news release can be mined economically, and further work is required to identify reserves.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch

President & CEO

(416) 703-6298

Email: info@lsgold.com

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold

(416) 703-6298
Email: info@lsgold.com

Website: www.lsgold.com

Table 4.

Gold River Trend Resources By Level February 2012

Resource				Capped Grade	Contained Gold
Classification	Level	Zone Group	Tonnes	g/t Au	ounces
Indicated Resources	Surface to 400m Level	East	597,000	5.42	104,100
		West	93,000	4.44	13,300
		All	690,000	5.29	117,400
	400 to 800 Level	East	—	—	—
		West	—	—	—
		All	—	—	—
	Total Indicated	East	597,000	5.42	104,100
		West	93,000	4.44	13,300
		All	690,000	5.29	117,400

Inferred Resources	Surface to 400m Level	East	3,331,000	5.38	576,400
		West	950,000	4.58	139,700
		All	4,281,000	5.20	716,100
	400 to 800m Level	East	986,000	9.81	310,900
		West	6,000	3.87	700
		All	992,000	9.78	311,700
	Total Inferred	East	4,317,000	6.39	887,300
		West	955,000	4.57	140,500
		All	5,273,000	6.06	1,027,800

Notes

Resource blocks reported at a 2.0 gpt cut-off grade

Sums may not add due to rounding

Figure 1. Location Map

N
BRISTOL FAULT
Timmins West Mine
Mattagami River Fault
144 ZONE
144 SOUTH
East Deposit
Gold River Trend
West Deposit
KP
FN
NP-4800
Potential 1.3 km Extention
Thibeault
DESTOR PORCUPINE FAULT
0
1
2
Kilometers
Legend
3d Longsection Boundary
KP Kapika Zone
NP-4800 North Porphyry - 4800 Zones
FN Fold Nose Zone
Property Boundary
Projected Porphyry
Alteration Zones
Thunder Creek - 144 Alteration and Deformation Zone
LAKE SHORE GOLD CORP.
Location Map
Date: January, 2012
Name:
File: twest_tcreek_thorne_jan_2012.mxd